UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Bahia Terra Production

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Rio de Janeiro, May 22, 2023 - Petróleo Brasileiro S.A. – Petrobras, in continuity with the announcements of 03/31/2023, 03/14/2023, 04/13/2023, 05/02/2023, 05/05/2023 and 05/11/2023 informs that it obtained authorization from the National Agency of Petroleum, Natural Gas and Biofuels ("ANP") to resume production from eight more facilities of the Bahia Terra Pole (Itariri River Collector Station, Jandaia Collection Station, Fazenda Imbé Compressor Station, Taquipe Compressor Station, Lamarão Non-Associated Gas Station, Carmo Oil Treatment Station, Rio da Serra Collection Station, and Fazenda Imbé Collection Station).

The company started the execution of operational procedures required for the safe return of the production process of these facilities, and all 38 facilities that make up the Bahia Terra Pole have already been released for operation, which will allow the resumption of 100% of the total production of the Pole.

Petrobras acted in a dedicated and diligent manner to fully comply with the conditions set by the ANP, reinforcing its commitment to operational safety in all its activities.

Material facts will be communicated to the market in due course.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer